EXHIBIT 99.1


FORWARD-LOOKING STATEMENTS

         When used in this Form 10-KSB and in future filings by Alpha 1 Biomedicals, Inc. (the "Company") with the Securities and Exchange Commission, in the Company's press releases or other public or shareholder communications, and in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to certain risks and uncertainties, that could cause actual results to differ materially from historical results and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors described below, in addition to other factors, could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

         The Company does not undertake--and specifically declines any obligation--to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Lack of Revenues and History of Losses

         The Company has sustained operating losses since its inception in 1982. It believes these losses will continue for the foreseeable future. For the year ended December 31, 1999, the Company had no revenues from operations and as of December 31, 1999, the Company had an accumulated deficit of $37,005,591. The Company does not expect to have revenues from operations in fiscal 2000 or in the foreseeable future. The Company anticipates substantial and increasing operating losses over the next several years as it continues its research and development efforts and seeks to obtain regulatory approval of its products. The Company's only potentially significant source of income is its ability to sell the shares of common stock of SciClone Pharmaceuticals, Inc. ("SciClone") that it received from SciClone in connection with the sale of certain royalty rights to SciClone. As of October 23, 2000, the Company held 62,673 shares of SciClone common stock. The closing price per share of SciClone common stock on that date, as reported by The Nasdaq Stock Market, was $8.563. The price of SciClone common stock is subject to fluctuation and can increase or decrease at any time. While sales of SciClone shares may, depending upon the market price at the time of sale, allow the Company to earn a net profit in one or more quarterly or annual periods, as the Company sells its SciClone shares, fewer shares will remain to be sold and this potential source of income will diminish. Therefore, the Company's ability to sustain profitability

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depends on its ability to cease operating losses and complete development of its products, obtain regulatory approval for its products and market its products.

Uncertainties Related to Limited Capital Resources

         Although no assurance can be given, the Company believes that its current cash and investment balances will be sufficient to meet the Company's operating needs through December 31, 2001. The cost of research and development and clinical trials will likely require additional capital after that date and could require additional capital before that date. The actual amount of funds that the Company will need will be determined by many factors, some of which are beyond the Company's control. These factors include the success of its research and development efforts, the status of its pre-clinical and clinical testing, the costs relating to securing approvals of the U.S. Food and Drug Administration (the "FDA") and other regulatory authorities, the costs and timing of obtaining new patent rights, regulatory changes, competition and technological developments in the market.

         Aside from its current balance of cash and cash equivalents, the Company's only readily available source of funds for operations is its ability to sell the remaining shares of SciClone common stock from its investment balances. Potential sources of outside capital include entering strategic business relationships, public or private sales of shares of the Company's capital stock or debt or other similar arrangements. The Company does not have any committed sources of outside capital at this time. It is uncertain whether the Company will be able to obtain outside capital when it needs it or on terms that would be acceptable. If the Company raises funds by selling additional shares of its common stock or securities convertible into its common stock, the ownership interest of its existing stockholders will be diluted. If the Company is unable to obtain outside capital when needed, in the amount needed, its business and future prospects would be materially adversely affected and it could be forced to suspend or discontinue operations.

Product Development Risk

         Although the Company was formed in 1982, it is still in the early stages of the development of its pharmaceutical products. The Company's first product, based on Thymosin alpha 1, was licensed and later sold to SciClone and is currently on the market in twenty countries outside the U.S. Presently, the Company does not have any products that have received regulatory approval, does not expect to have any such products for several years and may never successfully develop or commercialize any such products. The Company's proposed products are subject to numerous risks associated with the development of medical products. These risks include the possibilities that any of the Company's products could be found to be ineffective or toxic, or could fail to receive necessary regulatory approvals. In addition, the Company's products could face obsolescence if third parties develop superior or equivalent but less expensive products.




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Regulation

         Products which may be developed by the Company will require regulatory approvals prior to sale. In particular, therapeutic agents and diagnostic products are subject to approval, prior to commercial marketing, by the FDA in the United States and by comparable agencies in most foreign countries. The process of obtaining FDA and corresponding foreign approvals is costly and time consuming and there can be no assurance that such approvals will be granted. Any failure to obtain or any delay in obtaining such approvals could adversely affect the ability of the Company to successfully market any products developed. Also, the extent of adverse government regulation which might arise from future legislative or administrative action cannot be predicted. The Company has not yet received FDA approval for conducting clinical trials for Thymosin beta 4 ("T(beta)4") or any other products and there can be no assurance that it will ever receive such approvals.

Development of a Single Product

         As noted above, the Company's current primary business focus is the development of T(beta)4 for the treatment of non-healing wounds and similar conditions. While the Company has in the past explored and may in the future explore the use of T(beta)4 and other compounds for the treatment of other medical conditions, such as cystic fibrosis and septic shock, it presently has no immediate plans to develop products for such purposes. This lack of product diversification would have a material adverse affect on the Company if it is unsuccessful in its efforts to commercialize T(beta)4 as a wound-healing treatment.

Dependence on Collaborative Relationships

         Prior to submitting a new drug application to the FDA, Phase I, II and III clinical trials must be conducted. Because of its limited resources, the Company may need to enter into collaborative relationships with larger partners to conduct these trials, whether involving T(beta)4 or other substances. The Company also plans to contract with other companies to manufacture and market its products. The Company may be unable to enter into such partnerships which could impede its ability to bring products to market. No assurance can be given that any partnerships, if entered into, will be on favorable terms or will result in the successful development or marketing of the Company's products. If the Company is unsuccessful in establishing advantageous clinical testing, manufacturing and marketing relationships, the Company would face materially adverse conditions and would likely not generate revenues sufficient to sustain profitability.

Sources of Supply of Raw Materials

         The Company depends on outside vendors for the supply of T(beta)4. The Company's ability to obtain T(beta)4 at an affordable cost is affected by various factors outside the Company's control, including the number of available suppliers and general market demand for the material. The Company has an agreement with one vendor pursuant to which the Company has agreed to purchase an initial quantity of T(beta)4 and has an option to purchase an additional quantity at a specified price.

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While the Company  believes  that the amount of T(beta)4  available  to it under this agreement is sufficient to cover its present needs at an affordable cost, no assurance can be given in this regard. Furthermore, once the Company has purchased and used all amounts available to it under the agreement, it will likely need to obtain additional T(beta)4. The Company's inability to negotiate the purchase of its required amounts of T(beta)4 on acceptable terms would have a material adverse effect on the Company.

Management has Limited Operating Experience

         The Company's management has limited experience in manufacturing or selling pharmaceutical products. While the Company's President and Chief Executive Officer, Dr. Allan Goldstein, co-founded the Company and has maintained an affiliation with the Company since its formation, the Company has never reached the manufacturing or marketing phase of the commercialization of its proposed products. The Company and its management also have only limited experience in negotiating and maintaining strategic relationships, and in conducting clinical trials and other later-stage phases of the regulatory approval process. There can be no assurance that the Company will successfully conduct any of these activities.

Reliance Upon Dr. Goldstein and Other Key Personnel

         The Company's success will depend to a large extent on the abilities and continued service of Dr. Goldstein. The loss of Dr. Goldstein could prevent or significantly delay the achievement of the Company's goals. The Company does not have an employment agreement with Dr. Goldstein and does not maintain a key man life insurance policy with respect to Dr. Goldstein. As the Company continues it grow, it will need to add additional management and other personnel. Competition for qualified personnel in the Company's industry is intense, and the Company's success as it continues to grow will depend on its ability to attract and retain highly skilled personnel. There can be no assurance that the Company's efforts to obtain or retain such personnel will be successful.

Ability to Obtain and Protect Intellectual Property Rights

         The Company's success also will depend in substantial part on its ability to obtain, defend and enforce patents, maintain trade secrets and operate without infringing upon the proprietary rights of others, both in the United States and abroad. Pursuant to a research agreement with The George Washington University ("GWU"), the Company has rights to two U.S. patents relating to the treatment of septic shock. Under the research agreement, the Company is obligated to pay GWU a royalty of 4% of the net sales, if any, of specified products covered by these patents. No sales have occurred and as a result, no royalty payments have been incurred or paid to GWU pursuant to the research agreement.

         There can be no assurance that any patent applications filed by the Company, or by others under which the Company has rights, will result in patents being issued in the United States or

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foreign countries.  In addition, the Company cannot guarantee that patents which have been or will be issued will afford meaningful protection for the Company's products. Competitors may develop products similar to the Company's which do not conflict with the Company's patents. Others may challenge the Company's patents and, as a result, the Company's patents could be narrowed or invalidated. There can be no assurance that the Company will be able to afford the legal costs associated with defending or enforcing any of its patents.

         Pursuant to the MTA-CRADA with the NIH, a patent application was filed by the NIH for the use of T(beta)4 in the treatment of non-healing wounds. Dr. Goldstein, who was named as a co- inventor on the patent application, assigned his interest in the application to the Company for nominal consideration. As a result, the Company now has non-exclusive rights under the patent application filed by the NIH. The Company is presently negotiating with the NIH to secure the NIH's rights under the proposed patent in order to create an exclusive proprietary position with respect to T(beta)4 for wound healing, should the patent be issued. There can be no assurance that the Company will be able to negotiate an exclusive position on terms acceptable to it, or at all. If the Company is unable to successfully negotiate with the NIH for an exclusive proprietary position, the commercial value of T(beta)4 for wound healing would be significantly reduced. Even if the Company is able to negotiate an exclusive position on acceptable terms, there can be no assurance as to whether or when the patent will be issued or as to the scope of the patent issued. If no patent issues from the NIH's application, the Company's ability to commercialize T(beta)4 as a wound-healing treatment would be substantially limited.

Competition

         The biotechnology industry is highly competitive. The Company competes with companies in the United States and abroad that are engaged in the development of product similar or competitive with those of the Company. These competitors include: biotechnology, pharmaceutical, chemical and other companies, academic and scientific institutions, government agencies and public and private research organizations. Most of these competitors have much greater financial and technical resources and production and marketing capabilities than the Company and have extensive experience in conducting research and development activities and clinical testing and in obtaining the regulatory approvals necessary to market pharmaceutical products. The Company's competitors might successfully develop and market superior or less expensive products that render the Company's products less valuable or unmarketable. The Company is aware of research and development activities for the development of drugs to treat patients with cystic fibrosis, septic shock and non-healing wounds by private and public institutions and by major pharmaceutical and biotechnology companies located in the United States and a number of foreign countries.

Product Liability Insurance

         The Company's ability to proceed with human clinical trials for T(beta)4 is dependent on its ability to obtain sufficient product liability insurance or to collaborate with corporate partners which have adequate insurance. In addition, the use of the Company's products, when and if developed

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and sold,  will  expose the  Company to the risk of  product  liability  claims.
Although the Company intends to obtain product liability insurance coverage, it cannot guarantee that product liability insurance will continue to be available to it on acceptable terms, or at all, or that its coverage will be sufficient to cover all claims against it. A product liability claim, even one without merit or for which the Company has substantial coverage, could result in significant legal defense costs, thereby exposing the Company to expenses significantly in excess of its revenues.

Product Reimbursement by Third Parties

         In addition to obtaining regulatory approval, the successful commercialization of the Company's products will depend on its ability to obtain reimbursement for the cost of the product and treatment. Government authorities, private health insurers and other organizations, such as health maintenance organizations, are increasingly challenging the prices charged for medical products and services. Also, the trend toward managed health care in the United States, the growth of healthcare organizations such as HMOs, and legislative proposals to reform healthcare and government insurance programs could significantly influence the purchase of healthcare services and products, resulting in lower prices and reducing demand for the Company's products, if and when developed. The cost containment measures that healthcare providers are instituting and any healthcare reform could affect the Company's ability to sell its products and may have a material adverse effect on its operations. There can be no assurance that reimbursement in the United States or foreign countries will be available for any of the Company's products, that any reimbursement granted will be maintained, or that limits on reimbursement available from third-party payors will not reduce the demand for, or the price of, the Company's products. The lack or inadequacy of third-party reimbursements for the Company's products would likely have a material adverse affect on the Company's operations. The Company cannot forecast what additional legislation or regulation relating to the healthcare industry or third-party coverage and reimbursement may be enacted in the future, or what effect the legislation or regulation would have on the Company's business.

Obligations Under Prior Laboratory Lease Agreement

         The Company is the lessor under an operating lease for a production facility space in Sunnyvale, California that will expire in January 2002. This lease was assigned by the Company to a third party in March 1995 for the remaining term of the lease agreement. While the third party assignee is obligated to the Company under the assignment to make the required rent payments to the landlord, the Company remains obligated to the landlord to make these payments if the assignee does not. As of December 31, 1999, there remained to be paid through the end of the lease term an aggregate of $803,562 in rent payments. If the Company were required to make any of these remaining payments, then depending on the amount paid by the Company, there could be a material adverse effect on the Company's business, financial condition and results of operations.




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Price and Volume Volatility of the Company's Stock

         The price of the Company's stock can be volatile, which makes it difficult for stockholders to predict the value of their shares or buy or sell shares at any given time. A variety of factors may affect the market price of the Company's common stock including, but not limited to, results of testing and clinical trials; corporate partnerships; technological innovations by the Company or competitors; changes in laws and government regulations; developments concerning proprietary rights, including patents and litigation matters; public perception relating to the commercial value or safety of any of the Company's products; and general stock market conditions.

         The Company's common stock is currently traded in the over-the-counter market in the "pink sheets." Trading in the Company's common stock is sporadic, and days or weeks may from time to time pass without any reported trades. If limited trading in the Company's common stock continues, it may remain difficult for stockholders to sell their shares in the public market. This limited trading also may adversely affect the Company's ability to raise additional funds through issuances of its securities.

No Payment of Dividends

         Since its inception in 1982, the Company has not paid cash dividends on its common stock and does not intend to pay cash dividends in the foreseeable future due to the Company's limited funds for operations.

Control by Management and Certain Stockholders

         As of October 23, 2000, the Company's executive officers, directors and 5% or greater stockholders together controlled approximately 47.7% of the outstanding shares of the Company's common stock, the Company's sole class of outstanding voting securities. These stockholders, acting together, are in a position to influence and possibly control most matters submitted for approval by the Company's stockholders, including the election of directors and the consideration of mergers or other proposed transactions in which stockholders might otherwise receive a premium for their shares over then current market prices.

Potential Future Dilution to Existing Stockholders

         Currently, the Company is authorized to issue up to 20,000,000 shares of its common stock, and as of October 23, 2000, there were issued and outstanding 19,477,429 shares of the Company's common stock. Assuming, however, that at the annual meeting of stockholders to be held on December 15, 2000, stockholders approve the proposed amendment to the Company's certificate of incorporation to increase the number of authorized shares, the Company will be authorized to issue up to 100,000,000 shares of common stock. These additional shares may be issued by the Company in such transactions and at such times as its Board of Directors considers appropriate, whether in public or private offerings, as stock splits or dividends or in connection with mergers and

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acquisitions  or  otherwise.  Any  such  issuance  that is not  made  solely  to then-existing stockholders proportionate to their interests (as in a stock dividend or stock split) will result in dilution to each stockholder by reducing his or her percentage ownership of the total outstanding shares.



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